Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 24 DATED MAY 25, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – Kenmore J.C. LLC

On May 21, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $12,770,000, (the “Kenmore J.C. Senior Loan”). The Borrower, Kenmore J.C. LLC, a California limited liability company (“Kenmore J.C.”), used the loan proceeds to recapitalize 13,785 square feet of land that is currently permitted and intends to build 29 for-sale condominium units located at 900 South Kenmore Avenue, Los Angeles, CA 90006 (the “Kenmore J.C. Property”).

The Sponsor, Modern Development Expert, Inc. has completed four condominium projects totaling 80 units, valued at approximately $50.1 million. The Sponsor’s current pipeline (not including the subject) consists of four projects totaling 123 units (61 townhomes and 62 condominiums). The condominium portion of the pipeline, according to the Sponsor, will be valued at approximately $45 million. In addition, the Sponsor’s pipeline has a few custom homes. One of the Guarantors, Max Kim, is President of Modern and brings more than 24 years of real estate experience to the project.

The Kenmore J.C. Property is currently improved with two vacant apartment buildings that were constructed in 1938. Both structures are vacant at the present time and will be demolished to make way for the proposed project. The property received its Tentative Tract Map No. 74228-CN approval for a 29-unit condominium development on August 11, 2017. The permits were decided Ready-to-Issue (RTI) on December 28, 2017. Kenmore J.C. intends to break ground on the site in 2Q 2018 with expected completion of construction in the first quarter of 2020.

On the original closing date of the Kenmore J.C. Senior Loan, Kenmore J.C. was capitalized with approximately $4,939,000 of equity capital from the borrower.

The Kenmore J.C. Senior Loan bears an interest rate of 10.25% per annum, with an amount equal to 10.25% per annum, paid current through the maturity date, May 21, 2020 (the “Kenmore J.C. Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Kenmore J.C. Senior Loan amount, paid directly by Kenmore J.C.

Kenmore J.C. has the ability to extend the Kenmore J.C. Maturity Date for two, six-month periods, each subject to a pay down threshold. Upon approval of the extensions, the interest rate will increase to 11.25% and 12.25%, respectively. Additionally, to exercise the extensions, Kenmore J.C. will be required to pay an extension fee of 1.0% of the outstanding principal amount of the Kenmore J.C Senior Loan at the beginning of each extension period. The Kenmore J.C. Senior Loan may be prepaid in whole or in part during the term of the Kenmore J.C. Senior Loan, subject to a 12-month minimum yield.

The Guarantors have provided a full-recourse guarantee.

As of its closing date, the Kenmore J.C. Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 72.2%. The LTC ratio is the amount of the Kenmore J.C. Senior Loan divided by the cost incurred from the land purchase and expected construction and financing costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Kenmore J.C. Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 75.0%. The LTV ratio is the amount of the Kenmore J.C. Senior Loan divided by the April 2018 third-party appraised value of the Kenmore J.C. Property. There can be no assurance that such value is correct.

As the Kenmore J.C. Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.